Exhibit 12.1

Baldor Electric Company

Ratio of Earnings to Fixed Charges

		Fiscal Year Ended
	Six Months Ended Jul 3, 2010	Jan 2, 2010	Jan 3, 2009	Dec 29, 2007	Dec 30, 2006	Dec 31, 2005
(In thousands)

EARNINGS:
Income before taxes from continuing operations	$58,969	$101,114	$152,269	$147,163	$75,720	$67,295
Fixed charges	55,383	110,504	105,369	110,870	6,764	4,988

TOTAL EARNINGS:	$114,352	$211,618	$257,638	$258,033	$82,484	$72,283

FIXED CHARGES:
Interest expense	$53,720	$107,084	$102,441	$108,176	$6,069	$4,080
Approximation of interest in rental expense	1,663	3,420	2,928	2,694	695	908

TOTAL FIXED CHARGES:	$55,383	$110,504	$105,369	$110,870	$6,764	$4,988

RATIO OF EARNINGS TO FIXED CHARGES:	2.1	1.9	2.4	2.3	12.2	14.5

During the periods presented in this table, no preferred shares were outstanding.